

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

April 11, 2017

Dennis P. Calvert
Chief Executive Officer
BioLargo, Inc.
14921 Chestnut St.
Westminster, CA 92683

> **Re:  BioLargo, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 25, 2017**
> **File No. 333-215730**

Dear Mr. Calvert:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Notwithstanding your response to comment 1 in our letter dated February 21, 2017 in which you state that the registration statement covers a resale transaction by selling stockholders, the structure of the offering is not clear.  On the prospectus cover page, you continue to disclose that the registration statement covers a primary offering of (i) "15,068,775 shares . . . issuable upon conversion of convertible promissory notes issued to investors in [y]our 2015 Unit Offering" and (ii) "19,660,544 shares issued or issuable upon the exercise of stock purchase warrants." Because the notes and warrants were convertible/exercisable within 60 days at the time of issuance, the offer and sale of the underlying shares is deemed to have taken place at that time.  As we advised you in our prior letter, a transaction (in this case, the issuance of the shares upon conversion/exercise) that is commenced as a private offering cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations. Please advise.

Cover Page

2.	Please refer to comment 3 in our letter dated February 21, 2017.  As currently reflected in the registration statement, it appears that you are seeking to register the resale of 1,361,538 shares that are currently issued and outstanding. If this is the case, please clarify explicitly on the cover page the number of shares being registered for resale on behalf of selling stockholders. Also clarify the price relating to the secondary offering and identify the market and trading symbol for the securities offered on the prospectus cover page, rather than the facing page of the registration statement.

Dilution, page 11

3.	We note that the prospectus covers 36,090,857 shares of stock, of which: (i) 15,068,775 shares are issuable upon conversion of convertible promissory notes issued to investors in the 2015 Unit Offering; (ii) 19,660,544 shares issued or issuable upon the exercise of stock purchase warrants; and (iii) 1,361,538 shares are currently issued and outstanding as payment for interest on convertible promissory notes.  As such, it is not clear why the number of outstanding shares would increase by only 32,019,319 shares if all of the convertible notes subject to this registration are converted into common stock and all the warrants subject to this registration are exercised.  Please advise.

Selling Stockholders, page 44

4.	We note your disclosure that no selling shareholder, other than natural persons, is a broker dealer or affiliate of a broker dealer.  Please make this representation with regard to all selling shareholders.  In addition, you exempt Freedom Investors Corp from this representation.  If this entity is a broker dealer, please state that it is an underwriter with respect to the shares that it is offering for resale unless the shares were issued as underwriting compensation.  If this entity is an affiliate of a broker-dealer, please disclose that:
	• each selling shareholder purchased the securities in the ordinary course of business; and
	• at the time of purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

5.	With respect to selling security holders who are not natural persons, please disclose the natural person or persons who exercise dispositive voting or investment control with respect to the Notes to be offered by these security holders. For guidance, please refer to Question 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

6.	Please revise this table to remove those shares underlying convertible securities, as discussed in comment 1, above.  In addition, as requested in comment 12 in our letter dated February 21, 2017, please indicate how each selling shareholder received the shares they are registering for resale.

Recent Sales of Unregistered Securities

7.      Please disclose the value of the interest payments you paid in stock.

8.      Please include disclosure with regard to the securities issued in connection with your 2015 Unit Offering, rather than just the conversion of the offering and payments related to interest.

Stock for Services, page 52

9.      Please revise this section to more specifically describe the nature of the services provided and confirm to the staff that all material contracts associated with these payments have been filed by the company.  In addition, you appear to have included several line items that belong in the section titled "stock for payment of interest" in this section.

Exhibit 5.1; Legality Opinion

10.     Please revise your legality opinion in accordance with changes to the offering.  In addition, please note that referencing a specific pre-effective in your opinion you will require you to revise your opinion with each subsequent amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.  You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction